Filed by Pinnacle Entertainment, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pinnacle Entertainment, Inc.

Commission File No.: 001-13641

Date: January 14, 2016

PINNACLE ENTERTAINMENT SECURES IOWA RACING AND GAMING COMMISSION APPROVAL OF THE AGREEMENTS TO COMPLETE ITS PROPOSED TRANSACTION WITH GAMING & LEISURE PROPERTIES, INC.

LAS VEGAS, January 14, 2016 — Pinnacle Entertainment, Inc. (NASDAQ: PNK) announced today that the Iowa Racing and Gaming Commission has unanimously granted approval of the merger agreement and other related agreements to complete its previously announced transaction with Gaming & Leisure Properties, Inc. (NASDAQ: GLPI), subject to approval of the shareholders of PNK and GLPI.

Anthony Sanfilippo, Chief Executive Officer of Pinnacle Entertainment, commented, “We would like to thank the Iowa Racing and Gaming Commission for diligently and expeditiously approving the agreements for our proposed transaction with GLPI. With both Iowa and Mississippi approvals received, we will continue working to obtain the necessary approvals from the remaining five state gaming regulatory bodies where we have applications pending. We expect those applications to be considered at upcoming meetings throughout the first quarter of 2016.”

On July 21, 2015, PNK and GLPI jointly announced a transaction in which Pinnacle will spin off its operating business and the real property of Belterra Park Gaming & Entertainment Center into a separately traded public company (“OpCo”) and the real estate assets held by the remaining company (“PropCo”) will be acquired by GLPI. As consideration for the real estate assets in PropCo, Pinnacle shareholders will receive a fixed exchange ratio of 0.85 of a share of GLPI common stock per share of Pinnacle common stock they own. Pinnacle shareholders will also receive one share of OpCo common stock for each share of Pinnacle common stock they own.

After the close of the transaction, Pinnacle will operate the leased gaming facilities under a triple-net Master Lease agreement with GLPI and will pay initial annual rent of $377 million. The transaction is subject to customary closing conditions, additional regulatory approvals and the approval of GLPI’s and Pinnacle’s shareholders.

# # #

Forward Looking Statements

All statements included in this press release, other than historical information or statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as, but not limited to, “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “could,” “may,” “will,”

“should,” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements, may include, without limitation, statements regarding the transaction between the Company and GLPI whereby the Company would sell its real estate assets to GLPI and spin-off the Company’s operations into a new public company; when regulators would consider applications for approving the transaction; and the consummation of the transaction and the timing thereof. All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control that could cause actual results to differ materially from actual those reflected in such statements. There is no assurance that a transaction with GLPI will be completed on any particular timeframe or at all. Accordingly, Pinnacle cautions that the forward-looking statements contained herein are qualified by these and other important factors and uncertainties that could cause results to differ materially from those reflected by such statements. For more information on the potential factors, please review the Company’s filings with the Securities and Exchange Commission, including, but not limited to, its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K.

Additional Information

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between GLPI and Pinnacle, GLPI has filed with the Securities and Exchange Commission a registration statement on Form S-4 (File No. 333-206649) that includes a preliminary joint proxy statement of GLPI and Pinnacle that also constitutes a prospectus of GLPI. This communication is not a substitute for the joint proxy statement/prospectus or any other document that GLPI or Pinnacle may file with the SEC or send to their shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS FILED AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the preliminary joint proxy statement/prospectus and other relevant documents filed by GLPI and Pinnacle with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by GLPI are available free of charge on GLPI’s investor relations website at investors.glpropinc.com or by contacting GLPI’s investor relations representative at (203) 682-8211. Copies of the documents filed with the SEC by Pinnacle are available free of charge on Pinnacle’s investor relations website at investors.pnkinc.com or by contacting Pinnacle’s investor relations department at (702) 541-7777.

Certain Information Regarding Participants

GLPI and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of GLPI’s directors and executive officers in GLPI’s Annual Report on Form 10-K/A for the year ended December 31, 2014, which was filed with the SEC on November 9, 2015, and its proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on April 30, 2015. Investors may obtain information regarding the names, affiliations and interests of Pinnacle’s directors and executive officers in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and its proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Investors should read the definitive joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

About Pinnacle Entertainment

Pinnacle Entertainment, Inc. owns and operates 15 gaming entertainment properties, located in Colorado, Indiana, Iowa, Louisiana, Mississippi, Missouri, Nevada and Ohio. Pinnacle holds a majority interest in the racing license owner, as well as a management contract, for Retama Park Racetrack outside of San Antonio, Texas.

Contact:

Vincent J. Zahn, CFA

Vice President & Treasurer

702-541-7777/investors@pnkmail.com

3